SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
---------------------------------------------:

      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from April 1, 1998 through June 30, 1998 (the "Reporting Period"):

      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

 CSW
System                Money Pool       Short-Term         Total          SEC
COMPANY    DATE       BORROWINGS     BORROWINGS (1)    BORROWINGS       LIMIT

CPL      04/02/98   $199,232,939           -         $199,232,939   $600,000,000
PSO      04/07/98     39,319,651           -           39,319,651    300,000,000
SWEPCO   06/02/98     69,815,388           -           69,815,388    250,000,000
WTU      06/02/98     15,790,855           -           15,790,855    165,000,000
CSWS     05/06/98    102,186,604           -          102,186,604    210,000,000
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(1) Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.83%.

      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


             Total          CSW           CSW         Total CSW
           Subsidiary     Loans to     Corporation    Short-Term        SEC
DATE       BORROWINGS     MONEY POOL    BORROWINGS    BORROWINGS       LIMIT
06/01/98  $393,936,000  $393,936,000   $573,477,000  $967,413,000 $2,500,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   July 28, 1998



                       CENTRAL AND SOUTH WEST CORPORATION
                       CENTRAL POWER AND LIGHT COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                       WEST TEXAS UTILITIES COMPANY
                       CENTRAL AND SOUTH WEST SERVICES, INC.

                     BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /S/ LAWRENCE B. CONNORS
                             Lawrence B. Connors
                             Controller